UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

                                                                           [Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company with Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON March 16, 2012

DATE, TIME, AND PLACE:

March 16, 2012, at 10:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The totality of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; and Messrs. José Antonio Alvarez Alvarez; José Manuel Tejón Borrajo; José de Menezes Berenguer Neto, José de Paiva Ferreira; José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli – Directors.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

(a) Approve the election of the current members of the Company’s Audit Committee for a new term of office; and (b) know the resignation of Mr. Fernando Carneiro for the position of member of Compensation and Appointment Committee of the Company.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, unanimously, resolved to:

(a) Approved, with abstention of Mr. Celso Clemente Giacometti, pursuant to article 17, item XXI, of the Company’s Bylaws, the election, for a new term of office of one (1) year as of this date, of the current members of the Company’s Audit Committee, to wit Mr. Celso Clemente Giacometti, a Brazilian citizen, married, business administrator, holder of RG  # 3.179.758-1 issued by SSP/SP, registered with the CPF/MF  under # 029.303.408-78, resident and domiciled in São Paulo - SP, with business address at Avenida Vereador José Diniz, 3725 - 6ofloor; Mr. René Luiz Grande, a Brazilian citizen, married, economist, holder of RG # 6.309.316-9 issues by SSP/SP, registered with the CPF/MF under # 583.893.348-87,resident and domiciled in Sorocaba/SP, with business address in São Paulo/SP, Av. Presidente Juscelino Kubitschek, nº 2235, Vila Olímpia – São Paulo – SP,  in the capacity of Coordinator of the Company’s Audit Committee, pursuant to Art. 29, paragraph 1of the Company’s Bylaws; and Mr. Sérgio Darcy da Silva Alves, a Brazilian citizen, married, economist, holder of RG # 2.127.279 issued by SSP/DF, registered with the CPF/MF under # 050.933.687-68, resident and domiciled in Brasília/DF, with business address in Brasília/DF, at SHIS Ql 19, conjunto 14, Casa 10, in capacity of technical qualified member, pursuant to article 12, paragraph 2, of Resolution # 3,198/04 of the National Monetary Council. The members of the Audit Committee hereby elected represent that they are not involved in any criminal offenses under the law that would prevent them from performing business activities, particularly those referred to in paragraph 1, article 147, of the Corporate Law, as well as comply with the requirements established in Resolutions # 3041/02 and # 3198/04, both of the National Monetary Council, and who will only be vested in the positions for which they were elected following the confirmation of their election by the Central Bank of Brazil; and

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                                                                           [Free English Translation]

(b) Knew, pursuant to item XI of article 17 of Company´s Bylaws, the resignation dated of March 1st, 2012, of Mr. Fernando Carneiro, a Brazilin citizen, judicial separated, recruiting consulting of executives, holder of RG # 33.627.147-5, issued by SSP/SP, registered with the CPF/MF under # 824.903.177-68, resident and domiciled in São Paulo/SP, with business address on Avenida Major Sylvio de Magalhães Padilha, nº 5.200 – 2º andar, São Paulo/SP, to the position of member of  Compensation and Appointment Committee of the Company, for which he was appointed at the Board of Directors meeting held on April 26, 2011. Shall registered the thanks of the Board of Directors for the excellent services rendered by Mr. Fernando Carneiro. The position now vacant will be filled in due course pursuant to sections I to III of article 13 of Resolution No. 3921 of November 25, 2010 the National Monetary Council.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, March 16, 2012. Celso Clemente Giacometti – Chairman of the Company´s Board of Directors; Marcial Angel Portela Alvarez - Vice-Chairman of the Company´s Board of Directors;  José Antonio Alvarez Alvarez; José Manuel Tejón Borrajo; José de Menezes Berenguer Neto; José de Paiva Ferreira; José Roberto Mendonça de Barros; and Mrs. Viviane Senna Lalli. Marco Antônio Martins de Araújo Filho – Secretary.

I certify that this is a true copy of the Minutes kept in the proper Book of Meetings of the Company’s Board of Directors.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary of the Board

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 16, 2012

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer